FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2014
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ICA and CGL, a wholly-owned subsidiary of Hunt Companies, form partnership for US$1,060 million in social infrastructure projects in Mexico

•	Development of additional social infrastructure is objective of joint venture
•	CGL will own 70% and ICA 30% of existing services contracts

Mexico City and Miami – January 22, 2014 – Empresas ICA, Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest infrastructure and construction company in Mexico, and CGL, an international public facility design, management, and maintenance firm, today announced the formation of a joint venture for managing and developing additional social infrastructure facilities in Mexico.

ICA is contributing two 22-year Service Provider Contracts (SPCs) for providing non-correctional services at two federal penitentiaries in Mexico, in which it has invested approximately Ps. 13,768 million (US$1,060 million) in design, construction, equipment, and putting into service. CGL will pay ICA Ps. 1,511 million, or approximately US$116 million, for a 70% equity interest and ICA will retain 30%. The joint venture will carry out the two existing services provider contracts and plans to develop additional justice facilities in Mexico.

The two services contracts were awarded to ICA in 2010 and began their operating phase in the fourth quarter of 2012. ICA developed the state of the art facilities with the technical assistance of CGL. The facilities are owned and operated by the federal government. Today’s agreement is a further development of the collaboration between ICA and CGL.

"We are extremely excited about our first major investment in the Mexican justice infrastructure market, as well as our continued relationship with ICA as our partner,” said Buddy Johns, Chief Executive Officer for CGL. “This relationship creates a team with unparalleled knowledge and experience in this sector. Our investment solidifies CGL’s years of commitment to the evolving justice market in Mexico and becomes a platform in which to assist in the future development of other necessary projects throughout the country.”

Alonso Quintana, ICA’s Chief Executive Officer, said, “CGL is a recognized global leader in this industry, and today’s agreement will accelerate ICA’s expansion in the social infrastructure sector. After a number of years of planning, two years of construction and financial structuring, and more than a year of providing non-correctional services, the two SPC’s are clearly mature assets that ICA can monetize. We have confirmed the viability of the public-private partnership model for developing social infrastructure in Mexico. The resources received will also assist ICA in continuing our mission of developing infrastructure assets in a variety of sectors.”

The joint venture and the change in the ownership structure of the services contracts will require prior approval from the Government of Mexico, bondholders, and Mexico’s Competition Commission (COFECO). The transaction is expected to close by the end of the first quarter of 2014.

ICA will no longer consolidate the two services provider companies after closing. These subsidiaries generated approximately Ps. 2,852 million in revenues and Ps. 1,435 million in Adjusted EBITDA during 2013. The related project debt − Ps. 10,103 million as of December 31, 2013 − will also be deconsolidated.

This press release may contain projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

ABOUT CGL

CGL has more than 38 years of experience delivering integrated solutions for justice and social facilities throughout the world. The CGL group of companies has provided more than $7 billion in public facility construction services in 17 countries and 49 states, and more than 500 counties, including a full spectrum of planning, programming, design, finance, asset management, and facility management services. CGL is a partner of and advocate for its clients, seeking to fulfill every operational and facility need through superior service. Visit www.CGLcompanies.com to learn more.

CGL is a wholly owned subsidiary of Hunt Companies, Inc., a U.S.A. developer, investor and manager of real assets with over US$24.8 billion in assets under management. For more information, visit www.huntcompanies.com.

ABOUT EMPRESAS ICA

Empresas ICA, S.A.B. de C.V. is Mexico's largest infrastructure company. ICA carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, ICA is listed on the Mexican and New York Stock exchanges. For more information, visit www.ica.com.mx/ir.

CONTACTS

CGL and Hunt Companies	Empresas ICA

Brenda Christman	Victor Bravo, CFO
Senior Vice President, Corporate Communications	Gabriel de la Concha, CIO
Hunt Companies, Inc.
Brenda.Christman@huntcompanies.com	Ana Paulina Rubio
915 222 1669	Elena Garcia
Rebeca Avalos
relacion.inversionistas@ica.mx
(5255) 5272 9991 ext.3608

(in the U.S.)
Daniel Wilson, Zemi Communications
dbmwilson@zemi.com
212 689 9560

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 23, 2014

Empresas ICA, S.A.B. de C.V.

/s/ Gabriel de la Concha Guerrero

Name: Gabriel de la Concha Guerrero
Title: Chief Investment Officer